Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273728

PROSPECTUS SUPPLEMENT NO. 10

(to prospectus dated August 10, 2023)

GOODNESS GROWTH HOLDINGS, INC.

15,000,000 Subordinate Voting Shares

Up to 80,670,773 Subordinate Voting Shares Underlying Notes

Up to 6,250,000 Subordinate Voting Shares Underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2023 (the “Prospectus”), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2024. Accordingly, we have attached such report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling security holders named in the Prospectus (the “Selling Shareholders”) of up to an aggregate of 101,920,773 of our subordinate voting shares (“subordinate voting shares”), which consist of: (i) up to 15,000,000 subordinate voting shares issued in a private offering to certain Selling Shareholders in connection with a Fifth Amendment to Credit Agreement and First Amendment to Security Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of March 31, 2023 (the “Fifth Amendment”); (ii) up to 80,670,773 subordinate voting shares that are issuable from time to time to certain Selling Shareholders upon conversion of, and payment of interest on, convertible notes issued in a private offering pursuant to a Sixth Amendment to the Credit Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of April 28, 2023 (the “Sixth Amendment”); and (iii) up to 6,250,000 subordinate voting shares that are issuable from time to time to certain of the Selling Shareholders upon the exercise of warrants to purchase our subordinate voting shares that were issued in a private offering to Selling Shareholders in connection with the Sixth Amendment.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, any may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our subordinate voting shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “GDNS” and quoted on the OTCQX under the symbol “GDNSF”. On April 3, 2024, the closing sale price of our subordinate voting shares as reported on the CSE was C$0.57 and the closing sale price of our subordinate voting shares on the OTCQX was $0.42.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 5, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 1, 2024

GOODNESS GROWTH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

British Columbia

(State or other jurisdiction of Incorporation)

000-56225	82-3835655
(Commission File Number)	(IRS Employer Identification No.)

207 South 9th Street Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

(612) 999-1606

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Binding Letter of Intent with ACE Venture Enterprises, Inc.

On April 1, 2024, Goodness Growth Holdings Inc. (the “Company”), entered into a binding letter of intent (the “Binding LOI”) with ACE Venture Enterprises, Inc. (“ACE”, and together with the Company, the “Parties”). Under the terms of the Binding LOI, the Parties agreed to structure a transaction (the “Transaction”) such that Ace Ventures, LLC, a subsidiary of ACE (“Ace LLC”), will acquire all assets of Vireo Health of New York, LLC, a subsidiary of the Company (“VireoNY”) and a Registered Organization with the Office of Cannabis Management in New York (“RO License”). VireoNY’s assets include, but are not limited to, its RO License, any and all assets used in the operation of and related to VireoNY’s cannabis business within New York State, including leaseholds with Innovative Industrial Properties (“IIP”) on the Johnstown cultivation and manufacturing campus (“Johnstown Campus”), its dispensaries, inventory, intellectual property, internal systems and all other assets (collectively, the “VireoNY Assets”). ACE also agreed to absorb VireoNY’s present management and workforce upon closing of the definitive agreements executed in accordance with the terms of the Binding LOI (the “Closing Date”), subject to certain conditions discussed in the Binding LOI. Pursuant to the Binding LOI, ACE has committed to a Closing Date of no later than June 30, 2024.

In connection with the signing of Binding LOI, the Company committed and agreed that it will provide an unsecured loan to VireoNY in the amount of $2.5 million (the “Loan”), which was funded upon signing of the Binding LOI. Additionally, ACE will have the right to issue an unsecured loan to VireoNY in the amount of no less than $5 million (“ACE Loan”), to be repaid by VireoNY via a promissory note on terms to be mutually agreed upon by the Parties, and subject to obtaining any required waivers under the Company’s existing credit facility. ACE’s purchase price for the VireoNY Assets will be $5.0 million (“Purchase Price”) plus the total amount outstanding under the Loan, if ACE has not made the ACE Loan by May 30, 2024, payable upon the Closing Date. However, if ACE provides the ACE Loan (i) on or before April 30, 2024, the Purchase Price will be reduced to $3.0 million, or (ii) after April 30, 2024, but before May 30, 2024, the Purchase Price will be reduced to $4.0 million.

Pursuant to the Binding LOI, at the Company’s option, ACE will either (i) assume the existing purchase option with IIP in the Johnstown Campus lease pursuant to which ACE would have the right to acquire Johnstown from IIP in accordance with the existing purchase option, or (ii) structure a new purchase option with IIP that provides ACE with the right to acquire the Johnstown Campus from IIP for a mutually agreeable amount to be determined by ACE and IIP. Notwithstanding the foregoing, on the Closing Date, ACE agreed to assume the entirety of the Johnstown Campus lease with IIP.

Following the Closing Date, the Company also agreed to provide ACE with ongoing consulting support, with the scope of work and duration for such consulting support to be mutually agreed upon by the Parties. The Company will receive a 15% interest in adjusted net profits generated by ACE following the Closing Date, which will be calculated based upon an adjusted net income measure to be mutually agreed upon by the Parties in the definitive agreements (“Net Profits”) and will expire on an agreed upon date to be determined in good faith. ACE will have an option to buy-out the Company’s Net Profits interest following the Closing Date for fair market value as agreed upon by the Parties and based upon a projection of future profits discounted to present value, subject to additional deductions and exclusions to be described in the definitive agreements.

Although binding on the Parties, there is no guarantee that the Transaction contemplated by the Binding LOI will be consummated and the terms of any potential transaction will be subject to the definitive documents to be mutually agreed upon by the Parties. The foregoing description of the Binding LOI is qualified in its entirety by reference to the Binding LOI, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2024.

Amendments to the Lease Agreement with IIP-NY

On March 5, 2024 and March 11, 2024, VireoNY entered into the Sixth Amendment (“Sixth Amendment”) and Seventh Amendment (“Seventh Amendment”), respectively, to the lease agreement dated October 17, 2023, as amended (the “Lease”), with IIP-NY 2 LLC (“IIP-NY”). The Sixth Amendment was entered into at VireoNY’s request, as agreed by IIP-NY, in order to grant an easement to an adjacent tenant over, on and through a portion of the lands owned by IIP-NY. The Seventh Amendment was entered into to extend the notice and termination dates with respect to VireoNY’s option to terminate the Lease to April 15, 2024 and April 30, 2024, respectively.

The foregoing descriptions of the Sixth Amendment and Seventh Amendment are qualified in their entirety by reference to the Sixth Amendment and Seventh Amendment, which will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2024.

On April 1, 2024, in connection with the execution of the Binding LOI, VireoNY entered into the Eighth Amendment (the “Eighth Amendment”) to the Lease. The Eight Amendment further extended the notice and termination dates with respect to VireoNY’s option to terminate the Lease to June 15, 2024 and June 30, 2024, respectively. The Eighth Amendment also provides VireoNY with a one-time right to send written notice to IIP-NY to purchase the leased premises from IIP-NY through March 27, 2026, subject to the terms and conditions set forth in the Eighth Amendment.

The foregoing description of the Eighth Amendment is qualified in its entirety by reference to the Eighth Amendment, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2024.

Forward-Looking Statements:

Certain statements contained in this current report on Form 8-K are forward-looking statements within the meaning of applicable United States and Canadian securities legislation, and are based on future expectations, plans, and prospects for the Company’s business and operations and involve a number of risks and uncertainties. The Company’s forward-looking statements in this report are made as of the date hereof and the Company disclaims any duties to supplement, update or revise such statements on a going forward basis whether as a result of subsequent developments, change or expectations or otherwise. In connection with the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995, the Company is identifying certain forward-looking information regarding, among other things, the important factors that could cause further events or results to vary from those addressed in the forward-looking statements, including, without limitation, risks and uncertainties arising from the ability of the Parties to mutually agree to definitive documentation related to the Transaction and to complete such Transaction; the ability of the Company to successfully manage its assets; uncertainties relating to the ability to realize the expected benefits of its business plan; unanticipated or unfavorable regulatory matters; general economic conditions in the industry in which the Company operates, and other risk factors as discussed in other Company filings made from time to time with the United States Securities and Exchange Commission and the Canadian Securities Administrators.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release dated April 1, 2024

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODNESS GROWTH HOLDINGS, INC.
(Registrant)

By:	/s/ Josh Rosen
Josh Rosen
Interim Chief Executive Officer and Financial Officer

Date: April 5, 2024

Exhibit 99.1

CORRECTION - ACE Venture Enterprises, Inc. Announces Planned Acquisition of Vireo Health of New York from Goodness Growth Holdings

04/01/2024

– Led by Steven Acevedo and Art Isagholian, ACE Venture Enterprises, Inc., a minority-owned business, plans to acquire Vireo Health of New York to accelerate entry into the New York market –

– Ace plans to retain Goodness Growth with a collaborative advisory agreement to advance the long-term success of both organizations –

– Terms include a purchase price of between $3 to $5 million, an investment of $20 million from Ace for development of the Johnstown cultivation and manufacturing campus, and Ace’s assumption of the IIP lease –

NEW YORK and MINNEAPOLIS, April 01, 2024 (GLOBE NEWSWIRE) -- In a release issued under the same headline earlier today by Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF), please note the contact information has been updated. The corrected release follows:

ACE Ventures, LLC (“Ace”), a minority-owned business in the State of New York, Ace’s corporate partner, Ace Venture Enterprises, Inc. and Goodness Growth Holdings, Inc. ("Goodness Growth") (CSE: GDNS; OTCQX: GDNSF), today announced that they have executed a binding term sheet whereby Ace plans to acquire assets of Goodness Growth Holdings subsidiary, Vireo Health of New York (“VireoNY”), pending the satisfaction of closing conditions, including secured capital commitments and regulatory approval.

Founded by life-long New Yorker, Steven Acevedo, a television and film producer who has worked with some of the world’s most recognizable entertainers, Ace’s mission is to bring New York the quality and affordable cannabis its regulated market deserves, while investing in communities that have been disproportionately affected by the War on Drugs. Ace Venture Enterprises, Inc. shareholder, Arthur Isagholian, has over 25 years of experience within various sectors of the cannabis value chain, and has recruited, developed and managed highly-skilled teams, both plant touching and ancillary, across cultivation, manufacturing, marketing and retail operations.

Terms of the transaction include a purchase price between $3.0 and $5.0 million for Vireo Health of New York’s licenses, inventory and assets, as well as Ace’s assumption of the lease agreement with Innovative Industrial Properties (“IIP”) for the Johnstown, NY cannabis cultivation and manufacturing campus. Ace has agreed to assume VireoNY’s financial liabilities, including its operating losses, beginning on April 1, 2024. These activities are expected to be supported initially by a $2.5 million unsecured loan from Goodness Growth to VireoNY.

In addition, the parties are committed to a collaborative advisory agreement that retains Goodness Growth’s management and compliance oversight in return for an approximate 15 percent share of net profits. Goodness Growth and Ace anticipate regulatory approval for the transfer of the New York licenses, as well as closing of the VireoNY transaction, to occur by June 30, 2024.

Lease Amendment for Johnstown, NY Cultivation and Manufacturing Campus

Goodness Growth also announced in conjunction with the VireoNY transaction that it has executed an eighth amendment to its lease with IIP for the Johnstown, NY cannabis cultivation and manufacturing campus. The amendment to the Johnstown campus lease extends a lease termination option until June 30, 2024, and adds a purchase option of the facility for the tenant.

Ace Venture Enterprises, Inc. is committed to providing an investment of $20.0 million to fund the development of the license and support the transfer of the IIP lease, and intends to acquire the Johnstown cannabis cultivation and manufacturing campus from IIP by executing the two-year purchase option.

Management Commentary

Steven Acevedo commented, “We are thrilled to reach this agreement with Goodness Growth and are excited to enter New York’s cannabis industry. We are prepared to showcase the strength of our team and to support a thriving industry in New York that benefits both consumers and communities that have been impacted by the failed War on Drugs. With more stores opening regularly, our timing feels impeccable and we’re pleased to have Goodness Growth’s continued involvement in the management of our operations. After spending considerable time with their team and observing the success they've had with renewed operational focus in Maryland and Minnesota, we see great benefit to a collaborative relationship that helps ensure long-term success for both of our organizations.”

Goodness Growth Interim Chief Executive Officer Josh Rosen said, “We're excited to support the Ace team as they bring the benefits of a tremendous legacy within the industry and a deep network of relationships that we believe can help both Ace and Goodness Growth thrive moving forward. Execution in New York is the first priority, and we are eager to support Ace’s entry into New York’s wholesale market as soon as practicable following regulatory approval of our Registered Organization Non-Dispensing (ROND) license. We also anticipate meaningful opportunities for future collaborations with the Ace team.”

About ACE Venture Enterprises, Inc. and ACE Ventures, LLC

ACE Ventures, LLC is a New York-based, Minority & Women-Owned Business Entity (MWBE) partnership. ACE Ventures, LLC and Ace Venture Enterprises, Inc. were founded by lifelong New Yorker Steven Acevedo with the goal of bringing together the most experienced team of entrepreneurs in every aspect of the cannabis business. The entities mission is to bring unparalleled medical, scientific, and operational expertise to the cannabis industry while investing in communities that have been disproportionately affected by the War on Drugs, with a goal of creating a profitable company with high-quality products, while making social consciousness the function of the entire industry – not simply a feature.

About Goodness Growth Holdings, Inc.

Goodness Growth Holdings, Inc. is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. Today, the Company is licensed to grow, process, and/or distribute cannabis in four markets and operates 14 dispensaries in three states. For more information about Goodness Growth Holdings, please visit www.goodnessgrowth.com.

Contact Information

Contact Information

ACE Ventures, LLC Contact Information:

Media Inquiries:
Tamaki Sakai
pr@aceventuresny.com

Goodness Growth Contact Information:

Investor Inquiries:
Sam Gibbons
Managing Director
sam.gibbons@alpha-ir.com
(612) 314-8995

Media Inquiries:
Amanda Hutcheson
Senior Manager, Communications
amandahutcheson@goodnessgrowth.com
(919) 815-1476

Forward-Looking Statement Disclosure

This press release contains “forward-looking information” within the meaning of applicable United States and Canadian securities legislation. To the extent any forward-looking information in this press release constitutes “financial outlooks” within the meaning of applicable United States or Canadian securities laws, this information is being provided as preliminary financial results; the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such financial outlooks. Forward-looking information contained in this press release may be identified by the use of words such as “believe,” “anticipate,” “would,” “may,” “continue,” “expect,” “moving forward,” “likely,” and “pending,” variations of such words and phrases, or any statements or clauses containing verbs in any future tense. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Goodness Growth or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this press release. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Goodness Growth believes that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because the Goodness Growth can give no assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. The statements in this press release are made as of the date of this release. Except as required by law, Goodness Growth undertakes no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.